Exhibit (a)(6)

March 19, 2007

To Our Stockholders:

Comm Bancorp (“Bancorp”), Inc. is offering to purchase up to 110,000 shares of our common stock, from you, at a price within the range of $46 to $52 per share, net to the seller in cash, without interest.

Holders of our common stock are invited to tender their shares to us through a procedure commonly referred to as a modified “Dutch Auction” tender offer. This procedure will allow you to select the price within the range of $46 and $52 per share at which you are willing to sell your shares to us. Our common stock was trading at $44.74 per share as of the close of the market on March 13, 2007, the last practicable day that we could place in this letter.

Based on the number of shares tendered and the prices specified by our stockholders, we will determine the lowest single per share price that will allow us to purchase up to 110,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of common stock tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

If you tender your shares directly to American Stock Transfer & Trust Company, the Depository for the Offer, you will not have to pay the brokerage fee that you would pay if you sold your shares on the open market. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares. We believe the offer will provide stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. The Offer also affords stockholders the option not to participate and, thereby, to increase their percentage ownership in Bancorp and benefit from the enhanced earnings per Share from both its existing business and any new opportunities which Bancorp is able to add successfully to its existing business base. Any stockholder whose shares are properly tendered directly to the Depository and are purchased in the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.

Our Board of Directors spent a great deal of time analyzing the Bancorp’s business, the market and the opportunities and challenges ahead and has determined that the offer creates the right balance between doing what is right for our business and delivering value to our stockholders. The Board believes that using a portion of our surplus capital to fund the offer is a prudent use of the Bancorp’s financial resources and an effective means of providing value to the Bancorp’s stockholders, and provides an efficient capital structure that provides us with flexibility to take advantage of future opportunities. However, neither we nor the Board of Directors, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depository are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Certain of our directors and executive officers have advised us that they do intend to tender shares pursuant to the offer. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and we encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials.

Corporate Center • 125 N. State Street • P.O. Box 480 • Clarks Summit, PA 18411 • Phone (570) 586-0377

The offer will expire at 5:00 p.m., New York City time, on April 13, 2007, unless we extend the offer. Questions and requests for assistance may be directed to Georgeson, Inc., our Information Agent, or Sandler O’Neill + Partners, L.P., our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

William F. Farber, Sr.
Chairman, President and
Chief Executive Officer

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